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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON
                           THE NASDAQ STOCK MARKET

                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                   Children's Comprehensive Services, Inc.
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                (Exact name of issuer as specified in charter)

            805 South Church Street, Murfreesboro, Tennessee 37130
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                   (Address of principal executive offices)

                                (615) 896-3100
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               (Issuer's telephone number, including area code)



                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security                Common Stock, $.01 par value
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2. Number of shares outstanding before the change        10,757,532
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3. Number of shares outstanding after the change          5,378,766*
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4. Effective date of change            Close of business, March 21, 1996
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5. Method of change                  Reverse Stock Split
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*  Before settlement of fractional shares.

Give brief description of transaction:

     The registrant effected a 1-for-2 reverse stock split by amending its
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Restated Charter to decrease the number of authorized shares of its Common
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Stock from 20 million shares to 10 million shares and, concurrently, by
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reclassifying each two shares of its Common Stock into one share.
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Date:  March 29, 1996                       /s/ Donald B. Whitfield
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                                            Donald B. Whitfield
                                            Vice President - Finance